

February 6, 2012

Via E-mail
Vince M. Guest
President and Chief Executive Officer
Universal Bioenergy, Inc.
19800 Mac Arthur Blvd., Suite 300
Irvine, CA 92612

> **Re:** **Universal Bioenergy, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed July 26, 2011**
> **Form 10-Q for Fiscal Quarter Ended September 30. 2011**
> **Filed November 17, 2011**
> **File No. 333-123465**

Dear Mr. Guest:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2010

Item 8. Financial Statements, page 51

Consolidated Balance Sheet, page F-2

1. We reviewed your response to comment one in our letter dated December 22, 2010. We note that you disclose advances to affiliates in current assets and advances from affiliates in current liabilities. Please tell us:
    - The nature of the relationships and the terms and manner of settlement of the advances to and from affiliates;

- Your consideration of disclosing the nature of the affiliate relationships and the terms and manner of settlement of the advances in the notes to financial statements pursuant to the disclosure guidance in ASC 850-10-50; and
- How to reconcile the cash inflows and outflows from and to affiliates to the amounts presented in the consolidated statement of cash flows, and if there are non-cash transactions with the affiliates how such non-cash transactions are disclosed in supplemental cash flow information presented on the face of the consolidated statement of cash flow.

Consolidated Statement of Cash Flows, page F-4

2.   We reviewed your response to comment 14 in our letter dated December 22, 2010. We note that you continue to report cash flows from operating activities by adjusting the net loss attributable to Universal rather than the net loss presented in the consolidated statement of operations. In addition, you incorrectly presented the loss attributable to noncontrolling interest as an adjustment to reconcile net loss to net cash used in operating activities. Please revise your presentation in future filings to reconcile net loss, as reported in the statement of operations, to net cash flow from operating activities. Refer to ASC 230-10-45-28.

3.   We reviewed your response to comment 15 in our letter dated December 22, 2010. Please provide us your analysis of changes in each balance sheet line item to arrive at the amounts reported in the statement. In doing so, please identify each non-cash transaction related to investing and financing cash flows and provide a reconciliation of such non-cash transactions to the amounts reported in supplemental cash flow information.

Consolidated Statements of Changes in Stockholders' Equity, page F-5

4.   We note that the net loss attributable to noncontrolling interest is presented as a separate line item rather than in the net loss line item. Please revise your presentation in future annual and quarterly filings to report net loss attributable to noncontrolling interest in the net loss line item. Refer to ASC 810-10-50-1A and the example at ASC 810-10-55-4L.

Consolidated Notes to Financial Statements, page F-6

Note 4 – Equity, page F-10
Common Stock Issued for Services, page F-13

5.   We reviewed your response to comment 18 in our letter dated December 22, 2010. You state that you should have recognized a gain upon the issuance of common stock issued on March 26, 2010 to extinguish your obligations under the Ator employment agreement in order to account for the transaction at fair value. You also state that the error has since been corrected. Please tell us when and how this error was corrected and disclosed in your financial statements. In addition, please tell us why it is appropriate to recognize a

gain given the guidance in ASC 470-50-20-2 that extinguishment transactions between related parties may be in essence equity transactions.

Note 9 – Acquisition, F-22

6.   We reviewed your response to comment 16 in our letter dated December 22, 2010. We understand that you considered the ownership interest of Varlos Energy Holdings, LLC in determining that you hold a controlling financial interest in NDR. The usual condition for a controlling financial interest is ownership by one reporting entity, directly or indirectly, of more than 50% of the outstanding voting shares of another entity. Please tell us your basis in GAAP for including the ownership interest held by Varlos Energy Holdings, LLC in determining that you hold a majority ownership interest in NDR. In addition, please discuss in detail how you are able to exercise the exclusive authority over all decision making related to the operations of NDR when you hold less than a majority voting interest. For example, please describe in detail any agreements entered into with other stockholders of NDR, including Varlos Energy Holdings, LLC, that establish a controlling financial interest.

7.   We note your disclosure that you granted 4 million shares of stock to officers as a bonus for managing and closing the NDR acquisition. We also note that you included the fair value of the share issuance in the purchase price of your investment in NDR since those shares were transferred to NDR to acquire the 2% interest in NDR by Varlos Energy Holdings LLC pursuant to the assignment of the purchase option to your officers. Since acquisition-related costs should be expensed in the periods in which the costs are incurred, please tell us your basis in GAAP for capitalizing the fair value of the stock-based compensation in the purchase price of NDR.

8.   We reviewed your response to comment 17 in our letter dated December 22, 2010. You state in your response that you did not account for the shares of common stock granted to the consultant in connection with the NDR acquisition and that the error was corrected. Please tell us how you corrected the error and how the transaction is disclosed in your financial statements.

9.   We reviewed your response to comment 20 in our letter dated December 22, 2010. We understand that you did not file the financial statements required by Rule 8-04 of Regulation S-X and the related pro forma financial information required by Rule 8-05 of Regulation S-X. If you conclude that the acquisition is properly accounted for as a business combination rather than as an equity method investment, please file the required financial statements and pro forma financial information on Form 8-K. In addition, please file the schedules referred to in the Member Interest Purchase Agreement in an amendment to Form 8-K filed April 14, 2010.

Signatures, page 64

10.   We reviewed your response to comment 12 in our letter dated December 22, 2010 and understand that Mr. Guest signed the report in his capacities as Director, Principal Executive Officer, Principal Financial Officer and President. Notwithstanding, the report should also be signed on your behalf by your controller or principal accounting officer. We understand that Mr. Guest also acts as your principal accounting officer. Please confirm our understanding. If our understanding is correct, please ensure that future annual reports are also signed by Mr. Guest as the principal accounting officer. If our understanding is incorrect, please revise to include the signature of your principal accounting officer. Refer to general instruction D(2) and the signature section of Form 10-K.

Form 10-Q for Fiscal Quarter Ended September 30, 2011

Part I. Financial Information, page 2

Consolidated Statements of Operations, page 4

11.   We note that the weighted average number of shares used in computing basic and diluted loss per share for the three and nine months ended September 30, 2010 differ from the weighted average number of shares outstanding reported in Form 10-Q for the quarter ended September 30, 2010. Also, it appears that the weighted average number of shares outstanding for the three and nine months ended September 30, 2011 is improperly computed. Please advise and/or revise.

Consolidated Statements of Cash Flows, page 5

12.   We note that the net loss attributable to non-controlling interest is presented in cash flows from financing activities and does not agree to the net loss attributable to noncontrolling interest presented in the consolidated statements of operations. Please refer to comment 2 above and revise future filings accordingly. Also, please tell us why the net loss attributable to noncontrolling interest presented in the statement and in the consolidated statements of changes in stockholders' equity differs from the amount presented in the consolidated statements of operations.

Exhibit 31.1 and 31.2

13.   We reviewed your response to comment 26 in our letter dated December 31, 2010. We note that the introduction to the certifications still includes the titles of the certifying officers and that the certifications omit the parenthetical language in paragraph 4.d. Please revise the certifications in future filings to comply with Item 601(b)(31) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3344 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ William H. Thompsomn

William H. Thompson
Accounting Branch Chief